UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Barclays PLC

(Name of Issuer)

Ordinary Shares, nominal value £0.25 per share

(Title of Class of Securities)

06738E204

(CUSIP Number)

EDWARD BRAMSON

STEPHEN WELKER

SHERBORNE INVESTORS MANAGEMENT LP

135 East 57th Street

New York, New York 10022

(212) 735-1000

STEVE WOLOSKY, ESQ.

KENNETH MANTEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 29, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

WHISTLE INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		796,505,672
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

796,505,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

796,505,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

WHISTLE INVESTORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,225,108
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,225,108
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,225,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SIGC, LP (INCORPORATED)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		87,218,309
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

87,218,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,218,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MANAGEMENT (GUERNSEY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		87,218,309
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

87,218,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,218,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS (GUERNSEY) GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		87,218,309
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

87,218,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,218,309
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

GUERNSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		856,730,780
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

856,730,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

856,730,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

EDWARD BRAMSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 06738E204

1	NAME OF REPORTING PERSON

STEPHEN WELKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		943,949,089
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

943,949,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

943,949,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 06738E204

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, nominal value £0.25 per share (the “Shares”), of Barclays PLC (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Churchill Place, London E14 5HP, United Kingdom.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Whistle Investors LLC, a Delaware limited liability company (“Whistle Investors”), with respect to the Shares directly and beneficially owned by it;
(ii)	Whistle Investors II LLC, a Delaware limited liability company (“Whistle Investors II”), with respect to the Shares directly and beneficially owned by it;
(iii)	SIGC, LP (Incorporated), a Guernsey limited partnership (“SIGC”, and together with Whistle Investors and Whistle Investors II, the “Funds”), with respect to the Shares directly and beneficially owned by it;
(iv)	Sherborne Investors Management (Guernsey) LLC, a Delaware limited liability company (“Sherborne Investors LLC”), as the investment manager of SIGC;
(v)	Sherborne Investors (Guernsey) GP, LLC, a Delaware limited liability company (“Sherborne Guernsey GP”), as the managing partner of SIGC;
(vi)	Sherborne Investors Limited, a Guernsey limited company (“Sherborne Limited”), as the managing member of Whistle Investors and Whistle Investors II;
(vii)	Sherborne Investors LP, a Delaware limited partnership (“Sherborne Investors LP”), as the sole member of Sherborne Guernsey GP and the sole shareholder of Sherborne Limited;
(viii)	Sherborne Investors Management LP, a Delaware limited partnership (“Sherborne Investors Management”), as the investment manager of Whistle Investors and Whistle Investors II and as the sole member of Sherborne Investors LLC;
(ix)	Sherborne Investors GP, LLC, a Delaware limited liability company (“Sherborne GP”), as the general partner of Sherborne Investors LP;
(x)	Sherborne Investors Management GP, LLC, a Delaware limited liability company (“Sherborne Management GP”), as the general partner of Sherborne Investors Management;
14

CUSIP No. 06738E204

(xi)	Edward Bramson, as a managing director of each of Sherborne GP and Sherborne Management GP; and
(xii)	Stephen Welker, as a managing director of each of Sherborne GP and Sherborne Management GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of SIGC and Sherborne Limited is 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL. The address of the principal office of each of Whistle Investors, Whistle Investors II, Sherborne Investors LLC, Sherborne Guernsey GP, Sherborne Investors LP, Sherborne Investors Management, Sherborne GP, Sherborne Management GP, and Messrs. Bramson and Welker is 135 East 57th Street, New York, New York 10022.

(c)       The principal business of each of the Funds is investing in securities.  The principal business of Sherborne Investors LLC is serving as the investment manager of SIGC. The principal business of Sherborne Guernsey GP is serving as the managing partner of SIGC. The principal business of Sherborne Limited is serving as the managing member of Whistle Investors and Whistle Investors II. The principal business of Sherborne Investors LP is serving as the sole member of Sherborne Guernsey GP and the sole shareholder of Sherborne Limited. The principal business of Sherborne Investors Management is serving as the investment manager of Whistle Investors and Whistle Investors II and as the sole member of Sherborne Investors LLC. The principal business of Sherborne GP is serving as the general partner of Sherborne Investors LP. The principal business of Sherborne Management GP is serving as the general partner of Sherborne Investors Management. The principal occupation of Mr. Bramson is serving as a Partner in and Portfolio Manager of Sherborne Investors Management. The principal occupation of Mr. Welker is serving as a Partner in and Director of Research of Sherborne Investors Management.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Bramson and Welker are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Funds purchased, in the aggregate, 943,949,089 Shares for approximately $2,537,975,175, including 438,862,835 Shares purchased for approximately $1,116,513,098 (including brokerage commissions and certain UK taxes) with working capital of the Funds and an additional 505,086,254 Shares purchased for approximately $1,421,462,077 (including certain UK taxes) through funded derivative transactions as described in Item 6. These transactions were made in the open market except as otherwise noted herein, including in Item 6 and in Schedule A, which is incorporated by reference herein.

15

CUSIP No. 06738E204

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares or derivatives on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged in discussions with management and the board of directors of the Issuer (the “Board”) regarding the Issuer’s performance, capital structure, financial condition, and strategic direction and, generally, opportunities to protect and materially enhance value for the Issuer’s shareholders. In connection with those discussions, the Reporting Persons made a formal written proposal to the chairman of the Issuer in September 2018, suggesting that the Board voluntarily appoint Mr. Bramson to serve on the Board as a non-executive director. This proposal was rejected by the Board in November 2018. On February 4, 2019, the Reporting Persons submitted to the Issuer a resolution to be voted on by shareholders at the Issuer’s 2019 annual general meeting, proposing that Mr. Bramson be appointed to the Board of the Issuer. The Reporting Persons intend to continue their engagement with the Issuer regarding these matters, which may include further proposals regarding Board composition, including the appointment of additional directors or removal of one or more directors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Reporting Persons’ investment strategy, the Issuer’s financial position, the price levels of the Shares, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including making recommendations, proposals, or suggestions to the Issuer concerning changes to the Issuer’s financial policy, capitalization (including corporate debt structure), operational performance, capital allocation, and Board composition. The Reporting Persons may also purchase additional Shares, sell some or all of their Shares, engage in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, enter into share lending or borrowing arrangements, enter into new derivative transactions, renew or extend existing derivative transactions, or repay derivative-related borrowings from their existing working capital or from proceeds of further capital calls. The Reporting Persons believe that the Issuer may be required to raise additional equity capital to strengthen its capital position and the Reporting Persons may also consider using their working capital or proceeds of further capital calls to participate in such offering. The foregoing represents the Reporting Persons’ present intentions, which may change with respect to any and all matters referred to in Item 4.

16

CUSIP No. 06738E204

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,134,457,673 Shares outstanding, as of January 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Total Voting Rights disclosure filed with the London Stock Exchange on February 1, 2019.

A.       Whistle Investors

(a)	As of the close of business on February 8, 2019, Whistle Investors beneficially owned 796,505,672 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 796,505,672
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 796,505,672

(c)	The transactions in the securities of the Issuer by Whistle Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Whistle Investors II
(a)	As of the close of business on February 8, 2019, Whistle Investors II beneficially owned 60,225,108 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 60,225,108
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 60,225,108

(c)	Whistle Investors II has not entered into any transactions in the securities of the Issuer during the past 60 days.
C.	SIGC
(a)	As of the close of business on February 8, 2019, SIGC beneficially owned 87,218,309 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 87,218,309
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 87,218,309

(c)	SIGC has not entered into any transactions in the securities of the Issuer during the past 60 days.
17

CUSIP No. 06738E204

D.	Sherborne Investors LLC
(a)	Sherborne Investors LLC, as the investment manager of SIGC, may be deemed the beneficial owner of the 87,218,309 Shares owned by SIGC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 87,218,309
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 87,218,309

(c)	Sherborne Investors LLC has not entered into any transactions in the securities of the Issuer during the past 60 days.
E.	Sherborne Guernsey GP
(a)	Sherborne Guernsey GP, as the managing partner of SIGC, may be deemed the beneficial owner of the 87,218,309 Shares owned by SIGC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 87,218,309
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 87,218,309

(c)	Sherborne Guernsey GP has not entered into any transactions in the securities of the Issuer during the past 60 days.
F.	Sherborne Limited
(a)	Sherborne Limited, as the managing member of Whistle Investors and Whistle Investors II, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors and (ii) 60,225,108 Shares owned by Whistle Investors II.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 856,730,780
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 856,730,780

(c)	Sherborne Limited has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Whistle Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 06738E204

G.	Sherborne Investors LP
(a)	Sherborne Investors LP, as the sole member of Sherborne Guernsey GP and the sole shareholder of Sherborne Limited, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by SIGC.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089

(c)	Sherborne Investors LP has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Whistle Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
H.	Sherborne Investors Management
(a)	Sherborne Investors Management, as the investment manager of Whistle Investors and Whistle Investors II and as the sole member of Sherborne Investors LLC, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by SIGC.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089

(c)	Sherborne Investors Management has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Whistle Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
I.	Sherborne GP
(a)	Sherborne GP, as the general partner of Sherborne Investors LP, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by SIGC.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089

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(c)	Sherborne GP has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Whistle Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
J.	Sherborne Management GP
(a)	Sherborne Management GP, as the general partner of Sherborne Investors Management, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by SIGC.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089

(c)	Sherborne Management GP has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Whistle Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
K.	Messrs. Bramson and Welker
(a)	Each of Messrs. Bramson and Welker, as a managing director of each of Sherborne GP and Sherborne Management GP, may be deemed the beneficial owner of the (i) 796,505,672 Shares owned by Whistle Investors, (ii) 60,225,108 Shares owned by Whistle Investors II, and (iii) 87,218,309 Shares owned by SIGC.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 943,949,089
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 943,949,089

(c)	Messrs. Bramson and Welker have not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Whistle Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
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CUSIP No. 06738E204

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Whistle Investors has entered into certain derivative transactions and related financing arrangements with an unaffiliated third-party financial institution as part of a funded equity collar, pursuant to which Whistle Investors has (x) purchased 485,086,254 Shares from the counterparty with the proceeds of loans from the counterparty in the amount of approximately $1,379,829,633 and (y) deposited an additional 116,216,561 Shares previously purchased by Whistle Investors in the open market with its working capital. In connection with this arrangement, Whistle Investors has purchased from the counterparty European-style put options and sold to the counterparty European-style call options, referencing in the aggregate such number of Shares deposited with the counterparty. The put and call options have varying strike prices, payable upon exercise in cash only, and sets of matching put and call options expire on various dates during the period beginning October 21, 2019, and ending March 16, 2021. A portion of the related loans is required to be repaid upon the exercise or expiration of each set of options.

Whistle Investors has entered into a variable prepaid forward contract with another unaffiliated third-party financial institution, pursuant to which Whistle Investors has (x) purchased 20,000,000 Shares from the counterparty with the proceeds of the prepayment from the variable prepaid forward contract in the amount of approximately $41,632,444 and (y) deposited an additional 5,000,000 Shares previously purchased by Whistle Investors in the open market with its working capital. On the maturity date of November 24, 2020, Whistle Investors must deliver an amount in cash equal to the market value of a number of Shares to the counterparty, such amount calculated based on the price of the Shares during the period beginning November 17, 2020, and ending November 20, 2020, subject to a floor and a cap.

Depending on various factors including, without limitation, the Reporting Persons’ investment strategy, the Issuer’s financial position, the price levels of the Shares, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the foregoing arrangements as they deem appropriate including, without limitation, extending the expiration dates of a portion or all of the put and call options (thereby also extending the repayment dates of the related loans), extending the maturity date of the forward contract (thereby also changing the price calculation period), revising a portion or all of the strike prices of the put and call options, repaying a portion or all of the loans, and terminating a portion or all of the foregoing arrangements prior to their current end dates (thereby also changing the price calculation period, if applicable).

On February 8, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Whistle Investors LLC, Whistle Investors II LLC, SIGC, LP (Incorporated), Sherborne Investors Management (Guernsey) LLC, Sherborne Investors (Guernsey) GP, LLC, Sherborne Investors Limited, Sherborne Investors LP, Sherborne Investors Management LP, Sherborne Investors GP, LLC, Sherborne Investors Management GP, LLC, Edward Bramson and Stephen Welker, dated February 8, 2019.

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CUSIP No. 06738E204

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019

Whistle Investors LLC			Sherborne Investors Limited
By:	Sherborne Investors Limited,
	its managing member		By:	/s/ Stephen Welker
				Name:	Stephen Welker
By:	/s/ Stephen Welker			Title:	Director
	Name:	Stephen Welker
	Title:	Director	Sherborne Investors LP
			By:	Sherborne Investors GP, LLC,
Whistle Investors II LLC				its general partner
By:	Sherborne Investors Limited,
	its managing member		By:	/s/ Stephen Welker
				Name:	Stephen Welker
By:	/s/ Stephen Welker			Title:	Managing Director
	Name:	Stephen Welker
	Title:	Director	Sherborne Investors Management LP
			By:	Sherborne Investors Management GP, LLC,
SIGC, LP (Incorporated)				its general partner
By:	Sherborne Investors (Guernsey) GP, LLC,
	its managing partner		By:	/s/ Stephen Welker
By:	Sherborne Investors LP,			Name:	Stephen Welker
	its sole member			Title:	Managing Director
By:	Sherborne Investors GP, LLC,
	its general partner		Sherborne Investors GP, LLC

By:	/s/ Stephen Welker		By:	/s/ Stephen Welker
	Name:	Stephen Welker		Name:	Stephen Welker
	Title:	Managing Director		Title:	Managing Director

Sherborne Investors Management (Guernsey) LLC			Sherborne Investors Management GP, LLC
By:	Sherborne Investors Management LP,
	its sole member		By:	/s/ Stephen Welker
By:	Sherborne Investors Management GP, LLC,			Name:	Stephen Welker
	its general partner			Title:	Managing Director

By:	/s/ Stephen Welker		/s/ Edward Bramson
	Name:	Stephen Welker	Edward Bramson
	Title:	Managing Director
/s/ Stephen Welker
Sherborne Investors (Guernsey) GP, LLC			Stephen Welker
By:	Sherborne Investors LP,
its sole member
By:	Sherborne Investors GP, LLC,
its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

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CUSIP No. 06738E204

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

WHISTLE INVESTORS LLC

Purchase of Shares	6,000,000	1.93	12/10/2018
Purchase of Shares	7,000,000	1.94	12/11/2018
Purchase of Shares	7,000,000	2.02	12/12/2018
Purchase of Shares	10,000,000	2.02	12/13/2018
Purchase of Shares	10,000,000	2.00	12/14/2018
Purchase of Shares	10,000,000	1.94	12/17/2018
Purchase of Shares	10,000,000	2.13	01/29/2019
Purchase of Shares	10,000,000	2.13	01/30/2019
Purchase of Shares	6,454,539	2.09	01/31/2019
Purchase of Shares	11,000,000	2.08	02/01/2019
Purchase of Shares	10,500,000	2.08	02/04/2019
Purchase of Shares	8,500,000	2.09	02/05/2019
Purchase of Shares	11,500,000	2.10	02/06/2019
Purchase of Shares	12,500,000	2.06	02/07/2019
Purchase of Shares	10,000,000	2.03	02/08/2019